Shell International B.V.
Mr. H. Roger Schwall	Legal
Assistant Director	PO Box 162
Division of Corporation Finance	2501 AN The Hague
Mail Stop 7010	The Netherlands
Securities and Exchange Commission	Tel +31 70 377 42152
100 F Street, NE	Fax +31 70 377 3953
Washington, D.C. 20549-1090	Email Joseph.Babits@shell.com
U.S.A.	Internet http://www.shell.com
December 19, 2008
RE: December 2, 2008 Comment Letter
Dear Mr Schwall,
As discussed in my telephone conversation with Ms. Laura Nicholson, and pursuant to her instructions to file this correspondence via EDGAR, I am confirming my discussion with Ms. Nicholson that I expect Royal Dutch Shell plc to respond to your comment letter of December 2, 2008, in January 2009.
If you or the staff have any questions, I can be reached at +31 (0)70 377 4215.
Sincerely,

/s/ Joseph P. Babits

Joseph P. Babits
Senior Legal Counsel
Shell International B.V.